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SEC FILE NUMBER 01-17156
CUSIP NUMBER 589849306

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):  ☐Form l0-K ☐Form 20-F ☒Form 11-K ☐ Form l0-Q
☐Form N-SAR ☐Form N-CSR
For Period Ended: December 31, 2005

☐Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read attached instruction before preparing form. Please print or type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I--REGISTRANT INFORMATION

Merisel, Inc.
Full Name of Registrant

Former Name if Applicable

127 W. 30th Street, 5th Floor
Address of Principal Executive Office (Street and Number)

New York, New York 10001
City, State and Zip Code

PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

In connection with the administration of Merisel, Inc.’s (the “Company”) 401(k) Retirement Savings Plan (the “Plan”) during the fiscal year ended December 31, 2005, employee withholdings were remitted within the appropriate time period by the Company but not appropriately included in the participants’ accounts by the Plan administrator Prudential Retirement Insurance (“Prudential”). The Company and Prudential have subsequently taken steps to correct the balances as of December 31, 2005 and Prudential computed the lost earnings on the 2005 remittances and made a contribution for lost earnings to the Plan. As a result, year end trust statements did not reflect the contributions that were not appropriately included in the participants’ accounts. Although Prudential has already taken the appropriate steps to correct the situation retroactive to the remittance date, the Company has not received updated trust statements and year end reporting package from Prudential as of the date hereof, and cannot obtain such updated trust statements in order to timely file the Form 11-K without unreasonable effort or expense.

The Company anticipates that the Form 11-K will be filed within the 15 day extension period in compliance with the requirements of Securities Exchange Act of 1934, as amended, but there can be no assurance in that regard.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Jon H. Peterson  (212)   502-6570
(Name)   (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          Merisel, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 30, 2006	By:	/s/ Jon H. Peterson
Jon H. Peterson
Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
International misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).